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                             October 5, 2021

       Michael E. McFarland
       President and Chief Executive Officer
       CFSB Bancorp, Inc.
       15 Beach Street
       Quincy, MA 02170

                                                        Re: CFSB Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 9,
2021
                                                            File No. 333-259406

       Dear Mr. McFarland:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, present to potential investors in
reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the
communications. Please contact the staff member associated with the review of this
submission to discuss how to submit the materials, if any, to us for our review.
 Michael E. McFarland
FirstName  LastNameMichael E. McFarland
CFSB Bancorp,   Inc.
Comapany
October    NameCFSB Bancorp, Inc.
        5, 2021
October
Page 2 5, 2021 Page 2
FirstName LastName
The Reorganization And Offering
How We Determined the Stock Pricing and the Number of Shares to be Issued, page 104

2. Expand the penultimate paragraph on page 105 to include the reasons for the Appraiser's downward adjustments for profitability, growth, viability of earnings, dividends, liquidity of the shares, and marketing of the issue. Please also expand the summary section to disclose these downward adjustments and summarize the reasons for the adjustments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michelle Miller at (202) 551-3368 or David Irving at
(202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance